Exhibit 12
Statements re: computation of ratios
(Dollars in Thousands, Except Ratios)

	For the three
	months ended March	For the year ended December 31,
	31, 2011	2010	2009	2008	2007	2006
Net income from continuing operations	$1,480	$4,928	$4,400	$4,873	$5,958	$3,285

Add: fixed charges	5,205	21,191	22,001	20,964	15,670	11,490

Less: preferred and senior common distributions	(1,038)	(4,114)	(4,094)	(4,094)	(4,094)	(2,187)

Earnings	$5,647	$22,005	$22,307	$21,743	$17,534	$12,588

Fixed Charges:
Interest expense	3,925	16,031	16,399	15,575	10,847	8,041
Amortization of deferred financing fees	231	1,031	1,496	1,284	717	1,207
Estimated interest component of rent	11	15	12	11	12	55
Preferred and senior common distributions	1,038	4,114	4,094	4,094	4,094	2,187

Total fixed charges and preferred distributions	5,205	21,191	22,001	20,964	15,670	11,490

Ratio of earnings to combined fixed charges and preferred distributions	1.1	1.0	1.0	1.0	1.1	1.1
The calculation of the ratio of earnings to combined fixed charges and preferred distributions is above. “Earnings” consist of net income from continuing operations before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Adviser as part of the administration fee payable under the Advisory Agreement, by three.